UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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SUMMARY OF RESOLUTIONS TAKEN AT THE 91ST BOARD OF DIRECTORS MEETING

CPFL Energia informs its shareholders and the market in general that at the 91st Board of Directors Meeting, held on February 12, 2007, the following matters were deliberated:

I. Review of the Management Report, Financial Statements and respective Notes to the Financial Statements related to the fiscal year ended December 31, 2006, along with Deloitte Touche Tohmatsu Auditores Independentes’ Report, in which was recorded a net income for the period of R$1,404,095,954.64 (one billion, four hundred four, ninety-five thousand, nine hundred, fifty-four reais and sixty-four centavos), pursuant to Resolution no. 2007010 of the Board of Executive Officers, of February 8, 2007. Following the analysis of the documents and provided the clarifications required from the Board of Executive Officers, the Board Members were favorable to their forwarding for resolution of the Annual General Meeting, pursuant to Article 29 of the Company’s Bylaws;

II. Approval, ad referendum of the Shareholders Annual General Meeting, of the following proposed appropriation from the net income for the period: (ii.i) distribution of the interim dividend on account of the income earned as of June 30, 2006, in the amount of R$611,980,978.47 (six hundred eleven million, nine hundred, eighty thousand, nine hundred, seventy-eight reais and forty-seven centavos) imputed to the mandatory dividend for the period, pursuant to the resolution of the Board of Directors at the 82nd meeting, held on August 9, 2006; (ii.ii) formation of the Legal Reserve in the amount of R$70,204,797.73 (seventy million, two hundred four thousand, seven hundred, ninety-seven reais and seventy-three centavos); and (ii.iii) statement of dividend in the amount of R$721,910,178.44 (seven hundred, twenty-one million, nine hundred ten thousand, one hundred, seventy-eight reais and forty-four centavos), equivalent to R$1.504742161 per share, related to 2H06, which will also be imputed to the mandatory dividend for 2006, whose distribution to the shareholders owning shares on March 27, 2007, shall take place, by resolution of the Annual General Meeting, during the fiscal year of 2007, on date to be established by the Board of Executive Officers, according to the available funds and upon simple notice to the Board of Directors. It is hereby recorded that the shares shall be traded ex-dividend as of April 28, 2007, in both the Stock Exchange of São Paulo, and Stock Exchange of New York;

III. Resolution, as required by Article 132 of Law no. 6,404/76 and by item “d” of Article 18 of the Company’s Bylaws, of call to the Annual General Meeting to be held next April 2007;

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IV. Recognition of approval of the Financial Statements and disposition of resources related to the fiscal year ended December 31, 2006, by the respective administrative bodies of the Subsidiary Companies; and

V. Other matters not regarding CVM Instruction no. 358/02.

São Paulo, February 12, 2007

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.